Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 9 MARCH 2005 FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, THAT ITS INTEREST ON 4 MARCH 2005 HAD INCREASED TO 164,437,709 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 10.28% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
BANK OF IRELAND	221,412
BANK OF IRELAND A/C 1472368	728,187
BANK OF IRELAND A/C 2173520	1,041,894
BANK OF IRELAND A/C 4239749	513,170
BANK OF IRELAND A/C 4240060	86,541
BANK OF NEW YORK A/C 214074	79,707
BANK OF NEW YORK A/C 214075	2,892,024
BANK OF NEW YORK A/C 218311	54,719
BANK OF NEW YORK A/C 221428	396,517
BANK OF NEW YORK A/C 367748	2,159,449
BANK OF NEW YORK A/C 392067	2,581,144
BANK OF NEW YORK A/C 392177	224,885
BANK OF NEW YORK A/C 768198	336,302

BARCLAYS CAPITAL NOMINEES LIMI	27,231,061
BARCLAYS NOM MONUMENT DMC97	35,097
BARCLAYS NOM MONUMENT R97	777,570
BARCLAYS TRUST CO & OTHERS	569
BARCLAYS TRUST CO AS EXEC/ADM	1,467
BARCLAYS TRUST CO DMC69	22,000
BARCLAYS TRUST CO E99	5,180
BARCLAYS TRUST CO R69	42,502
BARCLAYSHARE NOMINEES LIMITED	187,892
BARCLAYSHARE NOMINEES LIMITED	96,142
BNP PARIBAS	266,015
BNY (OCS) NOMINEES LIMITED A/C 221476	204,525
BT GLOBENET NOMINEES LIMITED A/C 501577191	185,494
CHASE NOMINEES LTD A/C 16376	892,273
CHASE NOMINEES LTD A/C 20947	28,644,128
CHASE NOMINEES LTD A/C 21359	865,496
CHASE NOMINEES LTD A/C 16669	231,997
CHASE NOMINEES LTD A/C 18243	201,473
CHASE NOMINEES LTD A/C 19518	182,136
CHASE NOMINEES LTD A/C 19519	1,236,490
CHASE NOMINEES LTD A/C 19520	1,269,763
CHASE NOMINEES LTD A/C 25772	395,681
CHASE NOMINEES LTD A/C 27793	108,261
CHASE NOMINEES LTD A/C 27795	166,735
CHASE NOMINEES LTD A/C 27797	203,995
CHASE NOMINEES LTD A/C 27797	310,987
CHASE NOMINEES LTD A/C 27799	410,517

CHASE NOMINEES LTD A/C 27800	289,995
CHASE NOMINEES LTD A/C 28270	547,553
CHASE NOMINEES LTD A/C 28270	589,730
CHASE NOMINEES LTD A/C 35506	13,622
CHASE NOMINEES LTD A/C 35950	299,154
CIBC MELLON GLOBAL SECURITIES	163,048
CITIBANK A/C 6003111113	173,587
CITIBANK A/C 6008783438	455,519
CITIBANK A/C 6010064440	86,062
CITIBANK A/C 6010613363	1,408,854
CITIBANK A/C 6010640794	399,134
CITIBANK A/C 6010782807	240,650
CITIBANK A/C 6660004	12,733
CLYDESDALE NOMINEES HGB0125 A/C 00323364	4,466
CLYDESDALE NOMINEES HGB0125 A/C 00323372	10,916
CLYDESDALE NOMINEES HGB0125 A/C 00323496	7,150
CLYDESDALE NOMINEES HGB0125 A/C 00324018	1,914
CLYDESDALE NOMINEES HGB0125 A/C 00324085	3,494
CLYDESDALE NOMINEES HGB0125 A/C 00324492	22,912
CLYDESDALE NOMINEES HGB0125 A/C 00497036	1,855
CLYDESDALE NOMINEES HGB0125 A/C 00593965	2,914
CLYDESDALE NOMINEES HGB0125 A/C 00594198	1,794
CLYDESDALE NOMINEES HGB0125 A/C 00594414	13,000
CLYDESDALE NOMINEES HGB0125 A/C 00594465	3,158
CLYDESDALE NOMINEES HGB0125 A/C 00595534	3,409
CLYDESDALE NOMINEES HGB0125 A/C 00595712	2,053
CLYDESDALE NOMINEES HGB0125 A/C 00595801	3,747

CLYDESDALE NOMINEES HGB0125 A/C 00595968	2,225
CLYDESDALE NOMINEES HGB0125 A/C 00596123	2,998
CLYDESDALE NOMINEES HGB0125 A/C 00596980	6,988
CLYDESDALE NOMINEES HGB0125 A/C 00597103	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00597324	5,968
CLYDESDALE NOMINEES HGB0125 A/C 00597332	1,772
CLYDESDALE NOMINEES HGB0125 A/C 00597375	6,334
CLYDESDALE NOMINEES HGB0125 A/C 00597383	7,621
CLYDESDALE NOMINEES HGB0125 A/C 00597448	3,609
CLYDESDALE NOMINEES HGB0125 A/C 00597758	4,318
CLYDESDALE NOMINEES HGB0125 A/C 00645442	5,341
CLYDESDALE NOMINEES HGB0125 A/C 00651361	2,054
CLYDESDALE NOMINEES HGB0125 A/C 00668604	1,876
CLYDESDALE NOMINEES HGB0125 A/C 00678693	2,849
CLYDESDALE NOMINEES HGB0125 A/C 00679401	28,955
CLYDESDALE NOMINEES HGB0125 A/C 00686050	11,000
CLYDESDALE NOMINEES HGB0125 A/C 00691088	2,970
CLYDESDALE NOMINEES HGB0125 A/C 00692386	9,002
CLYDESDALE NOMINEES HGB0125 A/C 00693030	5,527
CLYDESDALE NOMINEES HGB0125 A/C 00693404	2,728
CLYDESDALE NOMINEES HGB0125 A/C 00693900	4,140
CLYDESDALE NOMINEES HGB0125 A/C 00694028	2,005
CLYDESDALE NOMINEES HGB0125 A/C 00694222	2,640
CLYDESDALE NOMINEES HGB0125 A/C 00697329	17,057
CLYDESDALE NOMINEES HGB0125 A/C 00697388	2,083
CLYDESDALE NOMINEES HGB0125 A/C 00697663	12,153
CLYDESDALE NOMINEES HGB0125 A/C 00697701	1,898

CLYDESDALE NOMINEES HGB0125 A/C 00702950	2,107
CLYDESDALE NOMINEES HGB0125 A/C 00703140	2,056
CLYDESDALE NOMINEES HGB0125 A/C 00703310	2,800
CLYDESDALE NOMINEES HGB0125 A/C 00703353	4,211
CLYDESDALE NOMINEES HGB0125 A/C 00703396	2,559
CLYDESDALE NOMINEES HGB0125 A/C 00703876	1,655
CLYDESDALE NOMINEES HGB0125 A/C 00703884	2,687
CLYDESDALE NOMINEES HGB0125 A/C 00703914	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00704007	2,001
CLYDESDALE NOMINEES HGB0125 A/C 00807507	11,373
CLYDESDALE NOMINEES HGB0125 A/C 00807663	2,597
CLYDESDALE NOMINEES HGB0125 A/C 00830118	3,025
CLYDESDALE NOMINEES HGB0125 A/C 00866805	2,804
CLYDESDALE NOMINEES HGB0125 A/C 00870357	7,974
CLYDESDALE NOMINEES HGB0125 A/C 00886083	2,415
CLYDESDALE NOMINEES HGB0125 A/C 00887365	2,719
CLYDESDALE NOMINEES HGB0125 A/C 01200114	9,770
CLYDESDALE NOMINEES HGB0125 A/C 03000000	2,921
CLYDESDALE NOMINEES HGB0125 A/C 03000441	1,592
CLYDESDALE NOMINEES HGB0125 A/C 03100071	5,251
CLYDESDALE NOMINEES HGB0125 A/C 03100241	1,850
CLYDESDALE NOMINEES HGB0125 A/C 03100420	3,119
CLYDESDALE NOMINEES HGB0125 A/C 03100926	6,932
CLYDESDALE NOMINEES HGB0125 A/C 03101086	6,247
CLYDESDALE NOMINEES HGB0125 A/C 03101280	3,462
CLYDESDALE NOMINEES HGB0125 A/C 03101868	2,275
CLYDESDALE NOMINEES HGB0125 A/C 03102058	2,090

CLYDESDALE NOMINEES HGB0125 A/C 03102317	2,143
CLYDESDALE NOMINEES HGB0125 A/C 03102465	26,023
CLYDESDALE NOMINEES HGB0125 A/C 03102546	4,046
CLYDESDALE NOMINEES HGB0125 A/C 03102554	22,954
CLYDESDALE NOMINEES HGB0125 A/C 03102660	2,159
CLYDESDALE NOMINEES HGB0125 A/C 03103119	2,967
CLYDESDALE NOMINEES HGB0125 A/C 03105600	3,235
CLYDESDALE NOMINEES HGB0125 A/C 03105820	1,898
CLYDESDALE NOMINEES HGB0125 A/C 07000093	2,980
CLYDESDALE NOMINEES HGB0125 A/C 07000662	2,643
CLYDESDALE NOMINEES HGB0125 A/C 07000697	17,678
CLYDESDALE NOMINEES HGB0125 A/C 07000832	1,923
CLYDESDALE NOMINEES HGB0125 A/C 07001065	2,511
CLYDESDALE NOMINEES HGB0225 A/C 00222649	1,906
CLYDESDALE NOMINEES HGB0225 A/C 00484015	4,507
CLYDESDALE NOMINEES HGB0225 A/C 00595798	3,976
CLYDESDALE NOMINEES HGB0225 A/C 00597278	18,137
CLYDESDALE NOMINEES HGB0225 A/C 00597758	2,865
CLYDESDALE NOMINEES HGB0225 A/C 00673551	1,222
CLYDESDALE NOMINEES HGB0225 A/C 00701601	4,881
CLYDESDALE NOMINEES HGB0225 A/C 00703825	2,437
CLYDESDALE NOMINEES HGB0225 A/C 00703833	10,586
CLYDESDALE NOMINEES HGB0225 A/C 00870934	8,150
CLYDESDALE NOMINEES HGB0325 A/C 00703094	2,115
CLYDESDALE NOMINEES HGB0325 A/C 00870934	2,850
CLYDESDALE NOMINEES HGB1025 A/C 00837619	16,950
DEUTSCHE BANK LONDON A/C 8002041	32,210

DEUTSCHE BANK LONDON A/C 8003168	2,074,464
EXPORT	18,887
HSBC A/C 813168	688,190
HSBC A/C 814537	129,518
HSBC A/C 814574	114,351
HSBC A/C 845315	40,176
HSBC NOMINEES A/C 824628	394,797
INVESTORS BANK AND TRUST CO	21,131
INVESTORS BANK AND TRUST CO	2,965,264
INVESTORS BANK AND TRUST CO	306,280
INVESTORS BANK AND TRUST CO	382,806
INVESTORS BANK AND TRUST CO	44,074
INVESTORS BANK AND TRUST CO	379,283
INVESTORS BANK AND TRUST CO	2,493,714
INVESTORS BANK AND TRUST CO	2,333,013
INVESTORS BANK AND TRUST CO	8,182,124
INVESTORS BANK AND TRUST CO	70,418
INVESTORS BANK AND TRUST CO	1,162,513
INVESTORS BANK AND TRUST CO	967,684
INVESTORS BANK AND TRUST CO	14,854
INVESTORS BANK AND TRUST CO	7,198,517
INVESTORS BANK AND TRUST CO	18,258
JP MORGAN (BGI CUSTODY) A/C 15258	14,900
JP MORGAN (BGI CUSTODY) A/C 16256	256,663
JP MORGAN (BGI CUSTODY) A/C 16267	17,988
JP MORGAN (BGI CUSTODY) A/C 16268	38,104
JP MORGAN (BGI CUSTODY) A/C 16331	513,592

JP MORGAN (BGI CUSTODY) A/C 16338	102,427
JP MORGAN (BGI CUSTODY) A/C 16341	927,468
JP MORGAN (BGI CUSTODY) A/C 16341	939,907
JP MORGAN (BGI CUSTODY) A/C 16342	193,862
JP MORGAN (BGI CUSTODY) A/C 16344	327,371
JP MORGAN (BGI CUSTODY) A/C 16345	551,648
JP MORGAN (BGI CUSTODY) A/C 16400	17,249,690
JP MORGAN (BGI CUSTODY) A/C 16612	197,486
JP MORGAN (BGI CUSTODY) A/C 16621	124,535
JP MORGAN (BGI CUSTODY) A/C 16644	361,219
JP MORGAN (BGI CUSTODY) A/C 16901	88,625
JP MORGAN (BGI CUSTODY) A/C 17011	25,575
JP MORGAN (BGI CUSTODY) A/C 17998	107,900
JP MORGAN (BGI CUSTODY) A/C 18409	772,512
JP MORGAN (BGI CUSTODY) A/C 19198	20,239
JP MORGAN (BGI CUSTODY) A/C 19514	84,301
JP MORGAN (BGI CUSTODY) A/C 27795	241,907
JP MORGAN (BGI CUSTODY) A/C 27799	583,956
JP MORGAN (BGI CUSTODY) A/C 27803	36,502
JP MORGAN (BGI CUSTODY) A/C 28166	4,884,785
JP MORGAN (BGI CUSTODY) A/C 29514	742,148
JPM FRANKFURT A/C 27717	572,886
JPMORGAN CHASE BANK	13,262
JPMORGAN CHASE BANK	15,235
JPMORGAN CHASE BANK	169,585
JPMORGAN CHASE BANK	26,496
JPMORGAN CHASE BANK	201,445

JPMORGAN CHASE BANK	200,563
JPMORGAN CHASE BANK	841,252
JPMORGAN CHASE BANK	256,663
JPMORGAN CHASE BANK	43,212
JPMORGAN CHASE BANK	66,718
JPMORGAN CHASE BANK	16,902
JPMORGAN CHASE BANK	150,846
JPMORGAN CHASE BANK	248,815
JPMORGAN CHASE BANK	38,884
JPMORGAN CHASE BANK	3,713
JPMORGAN CHASE BANK	603,556
JPMORGAN CHASE BANK	246,330
JPMORGAN CHASE BANK	96,850
JPMORGAN CHASE BANK	47,499
JPMORGAN CHASE BANK	725,670
JPMORGAN CHASE BANK	266,400
KAS ASSOCIATES A/C 3507261	219,852
MASTER TRUST BANK	175,343
MELLON A/C DIRF0100002	132,424
MELLON BANK A/C ABGFZ872482	2,877,546
MELLON BANK A/C TGGF0003002	162,409
MELLON TRUST – BOSTON & SF	231,297
MELLON TRUST - BOSTON & SF	381,165
MELLON TRUST OF NEW ENGLAND	477,571
MIDLAND BANK (HSBC BANK PLC) A/C 772823	1,535,404
MITSUBISHI TRUST INTERNATIONAL	10,824
MITSUBISHI TRUST INTERNATIONAL	132,546

NORDEA BANK A/C 213922	98,334
NORTHERN TRUST BANK – BCP04	111,465
NORTHERN TRUST BANK – BOT12	66,703
NORTHERN TRUST BANK – CVS21	694,917
NORTHERN TRUST BANK – SC006	509,139
NORTHERN TRUST BANK – TNF01	240,322
NORTHERN TRUST BANK – TRG01	154,247
NORTHERN TRUST A/C USF06	329,643
NORTHERN TRUST A/C USF12	1,443,109
NORTHERN TRUST BANK – BGI SEPA	126,572
NORTHERN TRUST BANK – BGI SEPA	542,823
NORTHERN TRUST BANK – BGI SEPA	613,932
R C GREIG NOMINEES LIMITED A/C BL1	726,078
R C GREIG NOMINEES LIMITED A/C CM1	485,552
R C GREIG NOMINEES LIMITED A/C GP1	754,338
R C GREIG NOMINEES LIMITED A/C SA1	455,807
REFLEX NOMINEES LIMITED	12,606
REFLEX NOMINEES LIMITED	706
STATE STREET	26,535
STATE STREET	18,887
STATE STREET A/C 2RJ2	218,132
STATE STREET A/C HKNA	32,423
STATE STREET A/C JD12	777,373
STATE STREET A/C N3B3	16,868
STATE STREET A/C N3B6	222,012
STATE STREET A/C N3YL	17,247
STATE STREET A/C N3YZ	35,176

STATE STREET A/C NE5W	54,161
STATE STREET A/C X346	33,383
STATE STREET BOSTON	137,227
STATE STREET BOSTON	1,335,454
SUMITOMO TB	71,567
UBS A/C 370607.S1	40,133
WELLS FARGO SEATTLE-WIRE BAN	26,917
ZEBAN NOMINEES LIMITED	89,200
ZEBAN NOMINEES LIMITED	2,605,777
TOTAL	164,437,709

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	25	13	2,475
BRIAN WALLACE	25	13	2,475
CHRISTOPHER BELL	25	13	2,475

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 8 MARCH 2005 AT 300P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD).